UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

JUNE 30, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

The accompanying notes are an integral part of these financial statements.

The accompanying notes are an integral part of these financial statements.

The accompanying notes are an integral part of these financial statements.

EXETER RESOURCE CORPORATION

CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION COSTS

(unaudited - prepared by Management)

	La Cabeza Project	CVSA Properties	Other	Six Months Ended June 30 **2005**	2004
Assays	$ 71,630	$ 145,881	$ 2,584	**220,095**	56,958
Consultants & Contractors	16,668	14,439	5,580	**36,687**	277,417
Drilling	126,393	301,900	-	**428,293**	266,289
Engineering	89,956	-	-	**89,956**	-
Environmental	18,194	-	-	**18,194**	-
Field Camp	87,290	36,814	8,288	**132,392**	167,846
Geological	161,204	90,781	27,078	**279,063**	-
Geology	-	-	18,587	**18,587**	-
Geophysical	20,136	8,848	-	**28,984**	46,923
Hydrology	8,609	-	-	**8,609**	-
IVA tax	55,118	61,349	-	**116,467**	-
Legal and title	5,454	10,408	1,900	**17,762**	4,966
Mendoza operations	27,721	56,342	1,409	**85,472**	54,318
Metallurgical	95,126	-	-	**95,126**	-
Travel and Accommodation	50,258	85,284	44,308	**179,850**	111,740
Wages and Benefits	106,278	39,335	5,217	**150,830**	99,495
	940,035	851,381	114,951	**1,906,367**	1,085,952
Property examination costs	-	-	(63,098)	**(63,098)**	(27,193)
TOTAL COSTS INCURRED DURING THE PERIOD	940,035	851,381	51,853	**1,843,269**	1,058,759
BALANCE OF COSTS, BEGINNING OF PERIOD	1,953,231	975,008	97,629	**3,025,868**	357,811
	2,893,266	1,826,389	149,482	**4,869,137**	1,416,570
Write-off of costs	-	-	-	-	(88,664)
BALANCE OF COSTS, END OF PERIOD	$ 2,893,266	$ 1,826,389	$ 149,482	**$ 4,869,137**	$ 1,327,906

The accompanying notes are an integral part of these financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED JUNE 30, 2005

(unaudited – prepared by Management

1.	NATURE OF BUSINESS AND CONTINUED OPERATIONS

Exeter Resource Corporation (the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada, and, together with its subsidiaries, is engaged in the acquisition, exploration and development of mineral properties located in Argentina.

These financial statements have been prepared on the assumption that the Company will continue as a going concern and realize its assets and discharge its liabilities in the normal course of business, rather than through a process of forced liquidation.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such reserves, and upon future profitable production or disposition of such reserves.

The interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the Company’s consolidated financial statements for the year ended December 31, 2004, without the note disclosures required for audited financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

2.	MINERAL PROPERTIES
	Acquisition Costs	Deferred Exploration Costs	June 30, 2005 Total	December 31, 2004 Total
La Cabeza Project	$ 406,752	$ 2,893,266	$ 3,300,018	$ 2,359,983
Estelar Properties	238,648	114,314	352,962	335,818
MRP Properties	12,500	459	12,959	12,959
CVSA Properties	128,572	1,826,389	1,954,961	1,103,580
Other	-	34,709	34,709	-
	$ 786,472	$ 4,869,137	$ 5,655,609	$ 3,812,340

3.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED JUNE 30, 2005

(unaudited – prepared by Management

	June 30, 2005			December 31, 2004
	Number of Shares	Amount	Contributed Surplus	Number of Shares	Amount	Contributed Surplus
Balance, beginning of period/year	15,356,387	$ 14,078,259	$ 378,063	8,512,837	$ 8,351,774	$ 91,127
Issued during the period/year for:
Cash	2,438,792	2,536,317	-	3,949,770	3,184,057	-
Share subscription advances	-	-	-	2,876,980	2,876,980	-
Share subscription receivable	-	-	-	16,800	22,680	-
Contributed surplus allocated	-	38,845	(38,845)	-	10,366	(10,366)
Share Issue Costs	-	(158,134)	-	-	(367,598)	-
Stock Based Compensation	-	-	358,814	-	-	297,242
Balance, end of period/year	17,795,179	$ 16,509,965	$ 697,972	15,356,387	$ 14,078,259	$ 378,003

Transactions for the Issue of Share Capital

During the Three Months ended June 30, 2005

a)	The Company issued 30,000 shares pursuant to the exercise of 30,000 share purchase warrants at a price of $1.35 per share, for a total consideration of $40,500.
b)

The Company completed a private placement financing consisting of 1,907,667 units, at a price of $1.20 per unit, for a total consideration of $2,289,200. Each unit consists of one share and one-half of a share purchase warrant. Each whole share purchase warrant is exercisable to acquire one additional share at a price of $1.35 on or before April 8, 2006.

Stock Option Plan:

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares issuable pursuant to options granted under the plan may not exceed 3,573,810. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company’s shares immediately preceding the grant date, less the maximum discount permitted by policy of TSX Venture Exchange), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange.

A summary of the status of options granted under the Plan as of June 30, 2005 and December 31, 2004, and changes during the period/year then ended, is as follows:

	June 30, 2005		December 31, 2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, Beginning of period/year	2,714,750	$ 0.93	816,750	$ 0.43
Forfeited/cancelled	(305,625)	1.34	(80,000)	1.08
Granted	625,000	1.20	2,013,000	1.12
Exercised	(171,125)	0.77	(35,000)	0.41
Options outstanding, End of period/year	2,863,000	$ 0.95	2,714,750	$ 0.93

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED JUNE 30, 2005

(unaudited – prepared by Management

At June 30, 2005, the Company had outstanding stock options to acquire 2,863,000 shares as follows:

Number of Shares	Exercise Price	Expiry Date
100,000	$1.200	May 1, 2006
75,000	$1.000	October 8, 2006
100,000	$1.300	December 30, 2006
167,000	$0.220	March 20, 2008
465,000	$0.405	August 15, 2008
1,183,000	$1.080	January 21, 2009
10,000	$1.410	April 7, 2009
34,250	$0.900	June 14, 2009
3,750	$0.850	June 21, 2009
100,000	$1.000	October 8, 2009
325,000	$1.200	March 22, 2010
300,000	$1.200	April 5, 2010
2,863,000

Stock-based compensation:

Effective January 1, 2003, the Company adopted the fair value method of accounting for stock-based compensation awards, to be applied on a prospective basis. The fair values of options vested during the three months ended June 30, 2005 were estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	47.13%
Risk-free interest rate	3.38%
Expected life	2.45 years
Expected dividend yield	0%

Stock-based compensation recognized on the vesting of stock options in the quarter was $306,882 and was allocated to contributed surplus.

Warrants:

At June 30, 2005, the Company had outstanding share purchase warrants exercisable to acquire 3,698,834 shares as follows:

Number	Exercise Price	Expiry Date
1,345,000	$0.75	October 30, 2005
1,400,000	$1.35	October 22, 2006
953,834	$1.35	April 8, 2006
3,698,834

4.	RELATED PARTY TRANSACTIONS
a)	Exploration and development fees totaling $82,500 (2004 - $48,650) were paid or accrued to a corporation of which the President and CEO of the Company is a principal.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED JUNE 30, 2005

(unaudited – prepared by Management

b)	Legal fees of $84,548 (2004 – $33,379) were paid to a corporation controlled by a director of the Company of which the Secretary of the Company is an employee.
c)	Exploration and development fees of $58,425 (2004 – $Nil) were paid or accrued to a corporation of which the Vice-President, Development is a consultant.
d)	Management fees of $48,000 (2004 – $20,250) were paid to a corporation controlled by the Chairman of the Company.
e)	Rent and office expenses of $17,030 (2004 – $5,638) were paid to a corporation related by a common director.
f)	Consulting fees of $27,500 (2004 – $Nil) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.

Amounts due to related parties include amounts due for legal fees, consulting fees, rent and travel expenses and are paid as and when due.

All of the above transactions were in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

5.	SEGMENTED INFORMATION

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development.

Following is a summary of assets and liabilities by geographical segment:

June 30, 2005	Canada	Argentina	Chile	Total

Cash and cash equivalents	$ 2,367,881	$ 156,146	$ -	$ 2,524,027
Other current assets	42,425	35,007	-	77,431
Property, plant and equipment	51,118	63,834	-	114,953
Mineral properties and deferred costs	-	5,625,126	30,483	5,655,609
	2,461,424	5,880,113	30,483	8,372,020
Current Liabilities	209,215	158,279	30,483	367,494
	$ 2,252,209	$ 5,721,834	$ 30,483	$ 8,004,526

December 31, 2004	Canada	Argentina	Total

Cash and cash equivalents	$ 2,370,947	$ 88,376	$ 2,458,873
Other current assets	47,782	11,187	59,059
Property, plant and equipment	61,283	77,720	139,003
Mineral properties and deferred costs	-	3,812,340	3,812,340
	2,479,652	3,989,623	6,469,275
Current Liabilities	(197,447)	(24,907)	(222,354)
	$ 2,282,205	$ 3,964,716	$ 6,246,921

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED JUNE 30, 2005

(unaudited – prepared by Management

6.	SUBSEQUENT EVENTS

Subsequent to June 30, 2005, the Company exercised its options to acquire 100% of the shares of Cognito Limited, a company that has the option to acquire a 100% interest in the La Cabeza gold project, and, in consideration, issued 2.5 million common shares to Rowen Company Limited (“Rowen”), the beneficial owner of Cognito. Bryce Roxburgh, the President and CEO of the Company is a principal of Rowen.

INTERIM REPORT

SECOND QUARTER 2005

Conversions
Au	Gold
Ag	Silver
g/t	grams per tonne
oz	ounce
1 tonne	1.102 tons
1 troy ounce	31.1035 grams
1 ounce/ton	34.2857 grams per tonne
km	kilometre
1 kilometre	.62 miles
1 metre	3.28 feet

EXETER RESOURCE CORPORATION

Management Discussion and Analysis

Second Quarter Ended June 30, 2005

August 15, 2005

BUSINESS OVERVIEW

Exeter Resource Corporation (“the Company”) is a mineral exploration company engaged in the acquisition, exploration and development of resource properties in South America.

The Company’s current focus is the exploration of mineral properties in Argentina, where the Company owns outright, or has the right to acquire through option agreements, interests in exploration properties. Recently, the Company entered into an agreement with Rio Tinto Mining & Exploration Limited (“Rio Tinto”) to use Rio Tinto exploration data covering an 800 square kilometre area in Southern Chile. One of the Company’s properties contains indicated and inferred resources, but, at present, none contains defined economic reserves of recoverable minerals. The Company has no operating income. Should the Company successfully delineate, through its exploration efforts, commercially mineable reserves on any of its mineral properties, it may seek to develop the opportunity by bringing the property into commercial production itself, or through a contract mining arrangement, or by way of a joint venture.

The Company is incorporated under the laws of British Columbia and is listed on the TSX Venture Exchange, under the trading symbol “XRC”. The Company is also listed on the Frankfurt Stock Exchange under the trading symbol “EXB”. It is a reporting issuer in British Columbia and Alberta and has filed for registration in the United States on Form 20F.

Corporate operations of the Company are directed from Vancouver and Argentina, by management and directors who have professional expertise and extensive industry experience.

Forward Looking Statements

This report contains forward looking statements and information. Such forward looking statements are based on the Company’s plans and expectations and involve known and unknown risks, uncertainties and factors which may cause the actual results, performance or achievements of the Company to be materially different from any performance or achievement expressed or implied by such forward looking statements.

REPORT ON OPERATIONS

Operations

Following its reorganization in 2002, the Company focused on reviewing and acquiring mineral properties and securing capital for the exploration of those properties. Subsequently, work has comprised detailed drilling and associated engineering studies at its La Cabeza Gold Project, and exploration drilling on Patagonia gold projects acquired through the Company’s alliance with Cerro Vanguardia S.A.

In 2003, the Company acquired, or secured an option to acquire, the rights to five groups of gold properties in Argentina, including its principal and most advanced property, La Cabeza. These acquisitions and subsequent, successful, financing efforts represent substantial milestones for Exeter. A summary of the Company’s mineral properties follows:

SUMMARY OF PROJECTS
Vendor/Options	Rights acquired	Major properties	Land Area (sq km)	Paid to Date	Future cash commitments
Cognito Limited (“Cognito”)	Option for 100%	La Cabeza - 7 concessions	100	4,100,000 shares and $25,000	cash payments totaling US $525,000 to Dec15, 2014 3.5% NSR
Estelar Resources Limited (“Estelar”)	Option for 100%	Rosarita, Quispe, Llanos Ricos/ El Salado and Dolores - 21 concessions	385	1,000,000 shares and $2,820	2% NSR
Minera Río de la Plata (“MRP”)	Option for 100%	Agua Nueva Rosarita South La Ramada - 45 concessions	312	$5,000	cash payments totaling $440,000 2% NSR
Cerro Vanguardia Sociedad Anónima (“CVSA”)	Option for 100%	Cerro Moro Santa Cruz Chubut Río Negro - 25 concessions	1,047	$US100,000	exploration expenditures totaling US$3,000,000 to Dec 30, 2009 2% NSR

In 2004, the Company expanded its exploration team, based in Mendoza City in central western Argentina, and rented new offices to accommodate this expansion. Four projects were advanced to the drilling stage, and one, the La Cabeza project, moved to the evaluation stage. Exploration of the CVSA property portfolio led to the drilling of the Cerro Moro and Cerro Puntudo projects. Efforts to identify additional exploration opportunities continued.

Cognito

Acquisition terms

In March 2003, the Company announced that it had acquired the option to a 50% equity interest in Cognito Limited (“Cognito”), a company that has the option to acquire a 100% interest in the La Cabeza gold project in Argentina, in consideration of the issuance of 800,000 common shares to the principals of Rowen Company Limited (“Rowen”), the beneficial owners of Cognito.

The Company announced in July 2003 that it had acquired an option on the remaining 50% of the shares of Cognito in consideration of the further payment to the principals of Rowen of $25,000 cash and the issuance of an additional 800,000 common shares of the Company. As a principal of Rowen, Bryce Roxburgh, the President and CEO and a director of the Company, received a total of 800,000 common shares of the Company. Mr Roxburgh does not vote as a director on matters concerning La Cabeza, where his interest in Rowen represents a potential conflict of interest.

To exercise the options to acquire 100% of Cognito, the Company was required to incur a total of US$3.0 million in exploration and development expenditures at La Cabeza by March 2007, of which a minimum of US$1.5 million was required to be spent by March 2006. In addition, on the earlier of completion of these expenditures or completion of a bankable feasibility study, the Company was required to pay to the principals of Rowen a further CAN $2.5 million cash or, at the Company’s option, 2.5 million common shares of the Company. Subsequent to June 30, 2005, the Company exercised its options to acquire all of the shares of Cognito and issued 2.5 million common shares to Rowen.

To earn its interest in the La Cabeza property (subject to a 3.5% net smelter royalty (“NSR”) in favour of the owners of the property), Cognito must pay to the owners of the property a total of US$525,000 in staged payments, by December 2014. On behalf of Cognito, the Company has made all required payments, totaling US$40,000, to date. Cognito may terminate the staged payments upon making a development decision in respect of the project; provided that production commences within two years. Cognito has the option to purchase the NSR for US$1,000,000.

La Cabeza

Property Description

La Cabeza is located 370 km south of the city of Mendoza, in Mendoza Province, and consists of seven gold concessions, covering approximately 100 square kilometres. An additional 266 square kilometres of concessions, comprising the Agua Nueva property, are held under option pursuant to an agreement with MRP, described below. Geologically, La Cabeza is categorized as a partially-explored, low-sulphidation, epithermal gold system. It is readily accessed by gravel roads and lies at an elevation of 1,100 metres above sea level. The area has no grid electricity or water pipeline.

The property was discovered in 1997 by Argentina Mineral Development (“AMD”), who spent US$3.34 million on exploration to outline ore-grade gold mineralization within epithermal quartz veins and breccias, in hydrothermally–altered, Permo-Triassic felsic volcanic rocks. Preliminary metallurgical testwork results indicated +90% gold recovery for oxidized and sulphide bearing material by conventional leaching methods. Drilling included 16,000 metres of diamond and reverse circulation testing. Exploration partially delineated multiple zones of gold mineralization within a 2 x 2 km area and led to resource calculations and an in-house scoping study.

Exeter commissioned Ruben S. Verzosa, P. Eng. of Langley, British Columbia, a “qualified person” (“QP”) as described in the Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”), to review the results of the AMD exploration program and in-house scoping study. Mr. Verzosa reviewed the methodology of all exploration procedures and confirmed that the resources established to that date were “Inferred Resources” as defined by the Canadian Institute of Mining, Metallurgy and Petroleum code. The stated inferred resource at a 0.5 g/t cut-off grade was 12 million tonnes at 1.8 g/t gold for 718,000 ounces of gold, and at a 1.0 g/t cut-off grade, was 6.8 million tonnes at 2.8 g/t gold for 628,000 ounces of gold.

Mr. Verzosa recommended exploration in two stages to examine the potential for open pit mining of the known mineralization at La Cabeza. Stage 1, estimated to cost US$150,000, comprised limited additional drilling to confirm geology, followed by metallurgical testing. Stage 2, estimated to cost US$1.25 million, comprised infill drilling to establish indicated resources to a pre-feasibility level of confidence. Metallurgical, engineering and environmental studies were also recommended. Mr. Verzosa’s report can be viewed at www.sedar.com.

Robert Harley, Exeter’s Vice President, Exploration completed a report, complying with the requirements of NI 43-101, updating all exploration to September, 2004. This report can also be viewed at www.sedar.com.

Matthew Williams, Exeter’s Exploration Manager, and QP, together with independent QP Peter Allen of Australian Mine Design and Development (“AMDAD”) of Brisbane, Australia, drafted a new report complying with the requirements of NI 43-101 to accompany the revised statement of Indicated and Inferred Resources. This report was filed, subsequent to the end of the current quarter, on July 27, 2005 and can be viewed on the Company’s website at www.exeterresource.com or on SEDAR at www.sedar.com.

Option to Purchase Surface Rights

The Company has signed an option to purchase the surface rights overlying the proposed La Cabeza development site. The option includes the right to purchase the 7,000 hectare property for US$67,000, payable over three years, and the building of two new houses for the landowner. The initial payment was made in November, 2004. The landowner has the right to continue grazing on the property outside a defined mining area, and a further right to purchase the property from Exeter at a nominal cost upon the completion of mining.

Exploration

In November 2003, the Company retained Sandercock and Associates Pty. Ltd. (“Sandercock”), of Australia, to update the AMD scoping study, in order to assist management in assessing whether to proceed with a pre-feasibility study. The study was not NI 43-101 compliant and is not available to the public. Following receipt of this report, the Company initiated a pre-feasibility study in January 2004. It was subsequently determined that, because of the development status of project mineral resources and regulatory requirements relating to the presentation of these resources in a pre-feasibility study, that the pre-feasibility study be converted to internal engineering and development study in preparation for a full feasibility study.

To June 30, 2005, work on the development study included 67 drill holes, for 4,798 metres of drilling, and 2,050 metres of sawn channel sampling. In addition, a program of geological modelling, metallurgical, geotechnical, engineering, hydrological and environmental work is underway. The study will provide a basis for a bankable feasibility study and possible commercial production.

Drilling and Channel Sampling

A detailed drilling and channel sampling program, completed in the first quarter, 2005, provided a far more detailed picture of the mineralization La Cabeza. Most significantly, new areas of higher-grade gold mineralization in the Ojo, Luna and Mandibula zones were identified. This mineralization had not been identified by earlier AMD drilling at lower elevations and down-dip of outcropping mineralization. The use by the Company of specialty drill rigs and new roads provided access to these previously untested, upper portions of the mineralized zones.

The drill data have also enabled a more refined understanding of the controls of gold mineralization at La Cabeza; raising the possibility of expanding the current resource base by testing new targets suggested by the program.

Revised Resource Estimation

During the second quarter, Exeter announced a new independent estimate of gold resources at La Cabeza.

The new independent report estimates an “indicated resource” at La Cabeza of 390,000 ounces of gold (6.2 million tones at an average grade of 2.0 g/t gold) and an “inferred resource” of 500,000 ounces of gold (12.1 million tonnes at a grade of 1.3 g/t gold), using a cut-off grade of 0.5 g/t.

At a higher, 1.0 g/t gold, cut-off grade, the “indicated resource” is 3.5 million tonnes at a grade of 3.0 g/t gold, for 330,000 ounces, and the “inferred resource” is 4.8 million tonnes at 2.2 g/t gold, for 340,000 ounces.

La Cabeza Indicated and Inferred Resources

Indicated (0.5 grams/tonne gold cut-off)
Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Cuello	1,240,000	3.08	123,000
Ojo	1,740,000	2.22	124,000
Luna	1,870,000	1.57	94,000
Mandibula	1,330,000	1.16	50,000
Total	6,200,000	2.0	390,000
Inferred (0.5 grams/tonne gold cut-off)
Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Cuello	2,400,000	1.67	129,000
Ojo	1,530,000	0.93	46,000
Luna	3,620,000	1.16	135,000
Mandibula	3,970,000	1.03	131,000
Cachete	350,000	3.08	35,000
Labio East	100,000	4.44	14,000
Labio South	70,000	2.45	6,000
Labio West	80,000	1.67	4,000
Total	12,100,000	1.3	500,000
Indicated (1.0 grams/tonne gold cut-off)
Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Cuello	910,000	3.93	115,000
Ojo	910,000	3.62	106,000
Luna	1,120,000	2.15	77,000
Mandibula	530,000	1.83	31,000
Total	3,500,000	3.0	330,000
Inferred (1.0 grams/tonne gold cut-off)
Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Cuello	1,260,000	2.53	102,000
Ojo	380,000	1.67	20,000
Luna	1,270,000	2.01	82,000
Mandibula	1,260,000	1.76	71,000
Cachete	330,000	3.39	36,000
Labio East	90,000	4.96	14,000
Labio South	70,000	2.45	6,000
Labio West	90,000	2.04	6,000
Total	4,800,000	2.2	340,000

The revised mineral resources estimates for the Cuello, Luna, Ojo, and Mandibula deposits were made by Hellman & Schofield, Sydney, Australia using Multiple Indicator Kriging (“MIK”) methodology applied to the Exeter database and geological models. The models, database, and supporting information were independently validated by Peter Allen. These revised resources were estimated using an additional 67 holes, totaling 4,798 metres of drilling and 2,050 metres of sawn channel sampling, conducted in 2004 and 2005.

The Cachete prospect resource was re-calculated internally by Exeter utilising a manual polygonal cross sectional method of estimation. Although new three-dimensional geological models were constructed for Cachete, it was deemed inappropriate to use MIK methods at this time, because of the lack of substantial drilling density. The previous resource estimates and assumptions for the Labio East, South and West prospects have been utilized, because the 2004 program did no work in these project areas. These estimates will be reviewed with the benefit of results of current drilling planned for these areas.

The new resource estimates are described in a N I43-101 compliant Technical Report compiled by Exeter management. The report was co-authored and prepared under the supervision of Peter Allen of AMDAD, a “qualified person” independent of the Company under NI 43-101, and was filed on July 27th, 2005.

New Exploration Targets

The new geological model for La Cabeza has led to the identification of exploration targets representing mineralization that may be displaced by faulting of known mineralized zones, and the discovery of “blind mineralization” below sand areas between the zones of outcropping mineralization. Drilling of the new exploration targets, which commenced January, 2005, was suspended in March, so that drilling could be conducted on the Cerro Puntudo project, and recommenced in July 2005.

Results from 18 shallow, reverse-circulation drill holes (totaling 887 metres) drilled in the first quarter, were released during the second quarter, as well as the indicated potential extensions to the known mineralization at La Cabeza. The Ojo Zone was drilled east and south of defined mineralization. Drill holes LCP-137, 139 and 142 provided intercepts of 12 metres of 1.7 g/t gold, 9 metres of 4.3 g/t gold, and 9 metres of 2.0 g/t gold, respectively. The Luna Zone was drilled east of known mineralization. Drill hole LCP-148 intersected 12 metres of 2.4 g/t gold in a new mineralized position. Drilling east and west of the known Cuello Vein intersected parallel veins, referred to as Cuello East and Cuello West. LCP-143 intersected 9 metres of 5.5 g/t gold from a depth of 8 metres, on the eastern structure. On the western structure, drill hole LCP-146 intersected 3 metres at 3.2 g/t gold in an area of sand cover.

Exploration during the quarter focused on comprehensive rock chip and channel sampling of potential new zones and extensions of existing mineralized zones. Potential economic mineralization encountered in this program will be drill tested in the second half of the year.

During the second quarter, Exeter contracted independent expert structural geologist Dr. Tim Coughlin to undertake a detailed analysis of the structural controls of mineralization at La Cabeza. Results are awaited.

In July, the Company announced that it had commenced a three rig exploration drilling program utilizing:

(i) a mobile diamond rig, capable of drilling in confined/difficult access locations with limited surface disturbance;

(ii) a mobile reverse circulation/rotary airblast (“RAB”) rig, which will systematically test targets below extensive sand cover, including targets delineated by the structural study; and

(iii) a multipurpose reverse circulation percussion-diamond drill rig, for testing targets generated by reconnaissance rock chip and channel sampling and the RAB program.

Development Studies

Pit Optimization

Open pit design and pit optimization was contracted to AMDAD. This study followed completion of the resource estimates and preliminary mine scheduling. The open pit design and metallurgical studies, contracted to Ausenco Limited, Brisbane, provided the main engineering inputs to the plant design study. This study is scheduled for completion in August, 2005, and will be used internally for determining timing for progress to full feasibility study.

Geotechnical

Vector Engineering (Chile) completed preliminary geotechnical studies, including field examinations and the assessment of all Exeter data from drill core logging. Results of the study will be used to determine the optimum pit slopes.

Mining Assessment

Preliminary mining cost estimates were provided by a South American mining contractor for open pit design, pit optimization and production scheduling.

Metallurgy

Quartered HQ drill core samples and minus 12 mm size reject material retained from drilling were selected for metallurgical test work being completed by AMMTEC Laboratories, Sydney. A comprehensive testing program on a bulk composite sample, from within each of the mineralized zones and approximately 20 individual mineralized drill intercepts, is complete. The program was split equally between comminution characterization test work and gold-silver extraction test work. The extraction test work has also provided the necessary data for tailings and waste water characterization.

Overall, the data appear to fall in line with predicted metal recovery estimates for the relatively hard ore types, typical of the La Cabeza deposit. Data are being interpreted by our Vice President Development, Jerry Perkins, prior to release.

Infrastructure

The development site has been fully surveyed and the digital data adapted for infrastructure investigations. Argentina’s San Juan University hydrology group is responsible for site work at La Cabeza to locate process and potable water sources, and to determine the de-watering requirement of the planned open pits. Other infrastructure investigations, to date, have included cost estimates for mine access, communications, on-site power generation, workforce availability and training, and site accommodation.

Environmental and Community

Baseline environmental monitoring continued during the quarter. Cultural, social and economic impacts are being investigated by an independent group from within Mendoza University, who will also prepare the Environmental Impact Statement and community development plan.

Waste and mineralized samples were collected for sulphur analysis for preliminary acid rock drainage estimation. Waste and mineralization bulk density determinations have been conducted on representative core samples by the Institute of Materials and Soils at San Juan University.

Estelar

Acquisition terms

In July 2003, the Company completed the acquisition of a 100% interest in Estelar Resources Limited (“Estelar”), a British Virgin Island corporation that owns the rights to four mineral projects in Argentina.

The Company issued 1,000,000 common shares in consideration of the acquisition of Estelar. At the time of the acquisition, the Chairman of the Company was a major shareholder (71.3% ownership) of Estelar and received 713,000 common shares of the Company pursuant to the acquisition agreement. The Estelar properties carry a 2% net smelter royalty from future production (“NSR”), payable to the previous owner, AMD.

Property Description

The Estelar projects cover approximately 385 square kilometres in central western Argentina and comprise the Rosarita, Quispe, Dolores and Llanos Ricos gold properties. They have potential for the discovery of epithermal gold and porphyry style copper-gold mineralization. There are no exploration commitments on the projects. Due to priorities elsewhere, no exploration work was completed on the projects by Exeter in 2004. In future, Exeter plans to seek a joint venture partner on the Quispe, Llanos Ricos and Dolores properties. A confidentiality agreement was signed by a major mining company to review the Quispe, Dolores and Llanos Ricos project data during the quarter.

Rosarita

The Rosarita Project in San Juan Province is 125 sq km in area and lies immediately south of the Casposo gold deposit owned by Intrepid Minerals Corporation (“Intrepid”). Intrepid has advanced Casposo to the scoping study stage for a 60,000 ounce per year gold project, based primarily on open pit mining.

Previous mapping, geochemical sampling and geophysical work by AMD and Battle Mountain Gold Company defined several, low-priority, drill targets at Rosarita. Prospecting was conducted by Exeter in 2003, without defining high-priority targets.

On June 10, 2004, Intrepid and Exeter announced an option agreement pursuant to which Intrepid may earn a 50% interest in Rosarita by incurring minimum expenditures of US$250,000 in 2005, and completing a total of 5,000 metres of drilling before the end of 2006. The companies would then form a joint venture to conduct further exploration on the property.

Intrepid commenced exploration in 2004, including three drill holes. No significant mineralization was intersected. No field work was reported by Intrepid during the first half, 2005, and Intrepid gave notice in June, 2005 that it was terminating the option. A report is awaited, and decision on progressing the project will follow.

Quispe

The Quispe Project covers 80 square kilometres in Catamarca province, in northwest Argentina. The project was identified through the assessment of satellite colour anomalies and has potential for porphyry copper-gold deposits and/or high- sulphidation epithermal gold systems.

Previous mapping, trenching, sampling and geophysical surveys conducted by AMD defined a number of copper and gold targets on the main Quispe prospect. The property is considered to be ready for drilling and a joint venture partner is being sought to conduct this program.

Uspallata

The Uspallata Project comprises the El Salado, Llanos Ricos and Dolores mineral properties. The properties cover large-scale magnetic anomalies that represent targets for copper-gold porphyry exploration. The prospects are located 200 km north of San Juan City, the capital of San Juan Province, Argentina.

The Llanos Ricos/El Salado projects cover 132 sq km and are located at the north end of the Uspallata Graben, a regional structure 350 kilometres long and 50 kilometres wide. Previous AMD exploration and drilling of 30 holes on the El Salado property revealed low–grade, copper-gold mineralization and an environment conducive for the discovery of additional porphyry systems. The Dolores property is a grass-roots prospect located 75 km south of Llanos Ricos, identified by AMD as a porphyry target. Detailed geological mapping, geochemistry and drilling to test induced polarization anomalies are required to advance the property.

Minera Rio de la Plata Properties

Acquisition terms

In November 2003, the Company agreed to acquire a 100% interest in three gold properties, Agua Nueva, La Ramada and Rosarita South, from Minera Rio de la Plata S.A. (“MRP”), a private, arm’s-length Argentine company. Of particular interest is the Agua Nueva property that adjoins the La Cabeza property.

In order to maintain rights to the properties, payments totaling $12,500 have been made to the vendor. Further payments, to a total of $440,000, are required to be made by October 2015, in order to maintain the rights to the properties. MRP will retain a 2% NSR, which Exeter can purchase for $750,000. There are no minimum annual exploration expenditure commitments to MRP.

Property Description

Agua Nueva (La Cabeza North)

The Agua Nueva property covers 266 square kilometres that adjoin the La Cabeza gold property to the east, west and north. Widely-spaced soil geochemical sampling in an area six kilometres northwest of La Cabeza defined a large arsenic soil anomaly of unknown origin. Agua Nueva also covers a set of fault structures that are similar to the mineralized structures at La Cabeza. The structures will be prospected to define targets that may represent possible extensions of the La Cabeza gold system.

La Ramada

The property, located in La Rioja Province, comprises exploration titles over a 2.4 square kilometre area. The property requires mapping and geochemical sampling to define targets for drilling.

Conceptual studies identified a section of the Argentine Precordillera in La Rioja Province as having potential for sediment hosted and replacement style gold deposits similar to occurrences in the Carlin belt of Nevada. Early exploration by a previous operator defined a number of exploration targets. No work is taking place at present.

Rosarita South

The Rosarita South property, located immediately south of the Rosarita Project in San Juan Province, is 42.79 square kilometres in area. Occurrences of alteration, similar to those at Rosarita, are evident. Limited prospecting has provided geochemical encouragement for possible subsurface gold mineralization on the property.

Cerro Vanguardia Sociedad Anonima Properties

Acquisition terms

In January 2004, the Company announced that it had secured an option from Cerro Vanguardia Sociedad Anonima (“CVSA”) to acquire all of CVSA’s exploration projects, except those surrounding its Cerro Vanguardia gold mine in Patagonia, Argentina. CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomicruz S.A.

Under the option agreement, Exeter can earn a 100% interest in the CVSA properties by spending US$3 million within five years and completing 10,000 metres of drilling on any of the four major projects.

CVSA has the right to back into a 60% interest, by paying Exeter 2.5 times its expenditures and paying for all project costs to the completion of a bankable feasibility study. CVSA can increase its interest to 70%, by financing Exeter’s share of mine development costs, at industry standard terms. Should CVSA not elect to back into a project, its interest will revert to a 2% net smelter royalty.

By March 2004, Exeter had completed a due diligence study on the CVSA properties and confirmed the legal status and technical merit of the properties. With the completion of its due diligence Exeter paid CVSA a signature fee of US$75,000, followed by a final US$25,000 in September 2004. The agreement does not require the Company to make any other payment to CVSA.

Property Description

The CVSA properties are grouped into four projects, listed below, of which Cerro Moro was the most advanced at the time of acquisition.

Cerro Moro	13 properties	153 sq km
Other Santa Cruz properties	5 properties	208 sq km
Chubut properties	14 properties	335 sq km
Rio Negro properties	7 properties	351 sq km

Most of the CVSA properties were acquired over 10 years ago, prior to the recent interest in Patagonia. All of the projects have favourable geological settings, significant hydrothermal alteration features and/or anomalous gold or silver geochemistry.

Many of the properties under the agreement were located by CVSA using satellite imagery following structural studies, suggesting large alteration systems. The level of subsequent exploration varied, but in many cases anomalous gold and/or silver mineralization was identified. No geophysical surveys were conducted and drilling did not extend into covered areas. In 2004, Exeter prospected all of the systems with a view to identifying gold and/or silver targets for follow-up exploration. Exeter conducted drilling at Cerro Moro and Cerro Puntudo during 2004, and follow-up drilling at Cerro Puntudo in May, 2005.

Following our exploration program of 2004, a number of the properties were reverted to CVSA in January 2005. A total of 25 properties in 10 projects remain under the agreement, as of the end June 30, 2005.

Cerro Puntudo Project

The 235 square kilometre, Cerro Puntudo project is approximately 100 kilometres west of the Cerro Vanguardia mine, in Santa Province. The known mineralization is considered to be epithermal and within Jurassic age, felsic volcanic rocks. Prior to drilling, Exeter completed geological, geochemical and induced polarization geophysical surveys to better define surface mineralization discovered by CVSA. The resistivity response to the known mineralization was best developed at the Rico and La Quebrada zones.

Exeter has conducted a follow-up reverse circulation percussion program, comprising a total of 21 reverse circulation percussion drill holes, with hole depths varying from 36 to 140 metres, for a total of 1,719 metres. Assay results are awaited. Additional detailed mapping, and particularly a detailed analysis of the structural controls on the mineralization is proposed for the Argentine Spring 2005, when the field season re-commences.

Cerro Moro Project

The 157 square kilometre Cerro Moro epithermal gold project is located in north-eastern Santa Cruz Province, approximately 70 km southwest of Puerto Deseado.

Exploration to date has defined 16 vein sets in areas of limited outcrop. Most of the gold occurrences are within a 10 kilometre by 2.5 kilometre area. Low-sulphidation style gold and silver mineralization is primarily associated with quartz veins 240 to 1,250 metres long. Individual veins range in thickness between 0.2 and 4.5 metres. Some veins have exceptional silver credits.

CVSA previously drilled 34 shallow diamond, and/or reverse circulation percussion, drill holes for total of 2,582 metres, distributed over 11 of 22 targets. Drill hole spacings were in the order of 250 metres. Average drill intersection depths were only 30 metres.

In 2004, Exeter completed 40 reverse circulation drill holes, for a total of 2,066 metres. The Company also conducted prospecting and sampling of new veins and an orientation induced polarization (resistivity) survey.

An orientation ground magnetic survey was conducted in April 2005 and established that the method could identify the known veins at Cerro Moro. A comprehensive magnetic survey was then commenced on line spacing of 100 metres. 180 line kilometres had been surveyed (15% complete) by the end of the quarter. Following completion of this survey, it is planned to tighten the line spacings over zones of interest so that targets will be better defined for drill testing. It is expected that this comprehensive survey will run through the third quarter of this year.

Other Properties of Note

The La Calandria Project in Santa Cruz Province has gold mineralization associated with tectonic and carapace breccias in a 12 square kilometre, rhyolite flow dome setting. Work completed by CVSA included reconnaissance geological mapping and rock chip sampling. More detailed sampling and geologic mapping has been conducted by Exeter ahead of magnetic surveys planned for later in 2005, to assist mapping and delineation of prospective zones under extensive cover.

On the Verde Project, also in Santa Cruz Province, silver mineralization relates to at least 30 structures with epithermal quartz veining and alteration zones associated with a nearby rhyolite sinter. Strike lengths of veins range from 100 to 700 metres and widths from 0.7 to 3.0 metres. Work by CVSA included geological mapping and extensive rock chip sampling, which gave high silver values and anomalous gold values. Follow up work by Exeter has included prospecting and geochemical sampling. Silver assay results from 15 g/t to 550 g/t are widespread over an eight square kilometre area to the south of the sinter. Ground magnetic surveys were conducted to assist in mapping prospective veins under extensive cover. Interpretation of the survey data is awaited.

The Pilar Project, located in north eastern Chubut Province, contains veins with elevated gold, silver and base metal values, hosted by Jurassic ignimbrites. Prospecting by Exeter has revealed anomalous geochemistry occurrences over an area of 16 square kilometres.

Rio Tinto – Southern Chile

In March 2005, the Company signed a binding letter agreement by which Rio Tinto Mining & Exploration Limited (“Rio Tinto”) granted it the right to Rio Tinto’s exploration data covering epithermal gold opportunities identified by Rio Tinto, within an 800 square kilometre area in southern Chile. Rio Tinto previously had not pursued these opportunities, as its corporate focus is base metals and industrial minerals.

Until Exeter has spent US$50,000, all new exploration data generated by Exeter will be owned by Rio Tinto; thereafter, all project data (new and existing) will be jointly owned. Rio Tinto has the right to acquire a 60% interest in any project property acquired by Exeter, by paying Exeter an amount equal to three times its exploration expenditures to that point. If Rio Tinto does not elect to exercise this option, its interest will revert to a 1% net smelter return royalty on all production.

Base maps and satellite imagery were acquired during the quarter, and an initial prospecting program following up Rio Tinto geochemical anomalies was conducted in April/May. Anomalous regional sediment geochemical results have encouraged the Company to make application for a number of titles in the third quarter, 2005.

RESULTS FROM OPERATIONS

Management Changes

On April 1, 2005, Cecil Bond was appointed as Chief Financial Officer of the Company. Mr Bond is a chartered accountant with 20 years of experience.

Share Capital

The Company began the quarter with 15,857,512 shares outstanding and ended the quarter with 17,795,179 shares outstanding. During the quarter, the Company issued 1,937,667 common shares for proceeds of $2,329,700 from the exercise of warrants and the private placement of 1,907,667 units, at a price of $1.20 per unit. Each unit comprised one common share and one-half of a share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at a price of $1.35 per share, for one year.

	Warrants Exercised	Private Placement	Totals
Shares Issued	30,000	1,907,667	1,937,667
Net Proceeds	$ 40,500	$2,289,200	$2,329,700

Subsequent Events

Subsequent to June 30, 2005, the Company exercised its options to acquire 100% of the shares of Cognito and issued 2.5 million common shares to Rowen, the beneficial owner of Cognito. Bryce Roxburgh, the President and CEO of the Company, is a principal of Rowen. Cognito has the option to acquire a 100% interest in the La Cabeza gold project.

At August 15, 2005, following the issue of shares for the acquisition of Cognito, the Company had outstanding: 20,295,179 common shares, 3,698,834 share purchase warrants, and 3,198,000 stock options, for a fully diluted total of 27,192,013 shares. The exercise of all outstanding options and warrants would contribute $7,345,000 to the Company’s treasury.

SUMMARY OF FINANCIAL RESULTS

Selected Information

The Company’s interim consolidated financial statements (the “Interim Financial Statements”) for the three and six month periods ended June 30, 2005 were prepared in accordance with Canadian generally accepted accounting principles and practices. Currency amounts are in Canadian dollars, except where stated otherwise. The following selected financial information is taken from the Interim Financial Statements and the Company’s audited consolidated financial statements for the year ended December 31, 2004, and should be read in conjunction with those statements.

Second Quarter ending June 30, 2005

The Company’s exploration program in Argentina continued with $479,416 and $457,099 invested in the La Cabeza and CVSA properties respectively, as the Company continued to advance those projects. Expenditures on other projects were $39,313, for total exploration expenditures of $975,828 during the quarter. The quarterly loss of $663,492, an increase of $349,591 over that of the first quarter, is attributable principally to increased investor relations expenditures of $57,715, increased stock based compensation costs of $254,950, and increased consulting costs of $20,951; reflecting the Company’s increasing level of corporate activity over its last two quarters. Significant expenditures during the quarter include $136,142 on investor relations and $58,480 on travel and promotion, as the Company continued to develop its investor base in Europe and North America. Stock based compensation costs of $306,882, recognizing the vesting during the quarter of options granted as incentives to employees and consultants, are included in the loss.

Second Quarter 2005 to First Quarter 2005

The quarterly loss for the three months ended June 30, 2005 increased by approximately $190,000 from the first quarter 2005. The increase in the loss is attributable to: a $16,042 increase in accounting and audit costs, associated with the Company’s year end and new filings related to its 20F registration, an increase of $20,951 in consulting fees, resulting from the engagement of the Company’s new CFO, an approximately $58,000 increase in investor relations expenditures, and a $255,000 increase in stock based compensation costs. In the second quarter, expenditures on legal fees decreased by approximately $15,000, while property examination fees increased by $13,000, as the Company evaluated various new properties in Chile.

Exploration costs rose approximately $83,000 in the second quarter, as the Company increased drilling activities at its Cerro Puntudo site and advanced the engineering and geological modelling at La Cabeza.

$ 000’s
Second Quarter Ended June 30	2005	2004	2003
Interest Income	$ 14	$ 13	$ -
Foreign exchange losses/(gains)	$ 3	$ 14	$ (2)
Write off of mineral properties	$ -	$ (11)	$ (18)
Loss	$ 506	$ 231	$ 36
Basic and diluted loss/common share in dollars/share	$ (0.04)	$ (0.02)	$ (0.01)

As at	30 June 2005	31 Mar 2005	31 Dec 2004
Working Capital	$ 2,234	$ 1,493	$ 2,296
Total Assets	$ 8,372	$ 6,600	$ 6,469
Total Liabilities	$ 367	$ 301	$ 222
Share Capital	$ 16,495	$ 14,319	$ 14,078
Deficit	$ (9,031)	$ (8,551)	$ (8,209)

Second Quarter 2005 and Second Quarter 2004

The loss of the second quarter of 2005 was approximately $432,000 higher than the second quarter of 2004. Significant changes in expenditures are as follows: investor relations costs increased by $75,000 and travel and promotion costs by $31,000, as the Company continued to develop its investor base in Europe and North America; property examination costs increased by $45,000, as the Company continued to evaluate new projects in Argentina and, more recently, in Chile; stock based compensation increased by $238,000 due to increases in the number of stock options, and the value attributable to options, granted and vesting during the quarter.

Comparison to Prior Quarterly Periods

Summary of Quarterly Results
$ 000’s
	2005		2004				2003
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Total revenues- Interest	$ 14	$ 8	$ 10	$ 13	$ 13	$ 12	$ 1	$ 1
Net loss from operations	$ 663	$ 314	$ 416	$ 242	$ 231	$ 382	$ 257	$ 45
Deferred Exploration costs	$ 976	$ 867	$ 670	$ 675	$ 668	$ 390	$ 171	$ 182
Property examination costs	$ 38	$ 25	$ 2	$ 31	$ (8)	$ 35	$ 50	-
Stock-based compensation	$ 307	$ 52	$ 51	$ 55	$ 69	$ 93	$ 96	-
Basic & diluted loss/share in dollars/share	$0.04	$0.02	$0.03	$0.02	$0.02	$0.03	$0.05	$0.01

Liquidity and Capital Resources

The Company’s cash and cash equivalents at June 30, 2005 were $2,524,027, compared to $1,670,846 at March 31, 2005, and $2,458,873 at December 31, 2004. The Company continues to use its cash resources to fund project exploration and its administration. The Company has no material liquid assets, other than its cash and cash equivalents and no significant income. Accordingly, unless replenished by capital fundraising, cash balances will decline as the Company pays for its operations.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources.

The Company will be required to raise new financing to pay for the exploration of existing and future projects, the exercise of options on existing projects, or the acquisition new projects.

Contractual obligations

The Company leases offices in Vancouver and Argentina and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time, if exploration results so warrant. Commitments are summarized in the tables below.

Payments Due by Period $ 000’s
Cash Payments	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Office leases	$ 37	$ 37	$ 86	$ 86	Nil
Cognito-La Cabeza	$ 576	$ 42	$ 114	$ 120	$ 300
MRP Properties	$ 428	$ 13	$ 45	$ 70	$ 300
Total	$1,041	$ 91	$ 159	$ 190	$ 600

Expenditures Due by Period $ 000’s
Property Expenditures	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
CVSA	$3,300	$ 300	$1,200	$1,800	Nil
Rio Tinto	$ 60	Nil	$ 60	Nil	Nil
Total	$3,360	$ 300	$1,260	$1,800	Nil

RELATED PARTY TRANSACTIONS

In the second quarter 2005, the Company accrued expenses or made payments to directors or officers or to companies controlled by them for management consulting services, exploration services and legal fees in the amount of $164,726 (2004 - $103,208). In addition, rent and office expenses in the amount of $8,044 (2004 - $5,638) were paid to a company of which the Chairman was a director. Amounts due to related parties of $77,001 include amounts due for legal fees, consulting fees, rent and travel expenses and are paid as and when due.

RISKS

The exploration for, and development of, mineral deposits involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit.

The Company does not produce minerals, at present. All of the Company’s properties are in the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

Although the Company can conduct exploration on most of its properties year-round, exploration on some of its Patagonia properties is difficult during the winter months of June to October.

The mineral exploration operations of the Company are subject to regulation of government agencies at the federal, state and local levels, and, consequently, the Company requires various approvals to conduct its operations. The Company expects that it will be able to obtain the necessary permits to conduct its operations, however there is no certainty that it will be able to do so.

The Company relies on equity and debt financings to fund its activities. While it has been successful in the past, there is no guarantee that the Company will be successful in raising funds through those means in the future.

Risk factors associated with the company’s operations are more fully described in the Company’s Form 20-F Registration Statement, File No. 000-51016 filed with the SEC. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml

OUTLOOK

In the second half of 2005, Exeter will continue to advance the La Cabeza gold project towards a decision to proceed to a full feasibility study. Drilling will continue at La Cabeza in order to better define and raise the confidence level of the known resources. In addition, drilling of extensions to existing resources, and of targets that represent possible new discoveries on the property, will also continue, with a view to significantly expanding the known gold resources.

In Patagonia, the exploration focus will continue to be on the CVSA property portfolio, and, specifically, the Cerro Puntudo and Cerro Moro projects. The Company will continue to reduce the size of the CVSA property package in order to maintain its focus on “company maker” opportunities.

The recently-announced agreement with Rio Tinto, represents an opportunity to extend Exeter’s experience across the Argentine border, into areas of similar geology and potential in southern Chile. Like the agreement with CVSA in Argentina, this agreement, with a major international mining company, provides Exeter with a strategic opportunity to lower its discovery costs and leverage to fullest advantage its existing presence and expertise in the region.

Proposed Transactions

The Company continues to evaluate new property acquisitions. Should it enter into agreements on new properties it will likely be required to make cash payments and complete work expenditure commitments under those agreements.

Critical Accounting Estimates and Policies

Mineral Properties and Deferred Costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of, either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the probability of profitable revenues from the property or sale of the property.

Recorded costs of mineral properties and deferred exploration and development costs are not intended to reflect present or future values of resource properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Stock Based Compensation

The Company has adopted an incentive stock option plan, which is described in Note 3 of the Interim Consolidated Financial Statements. All stock-based awards are measured and recognized using the fair-value method. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to settle, or has the practice of settling, in cash are recorded as liabilities.

Translation of Foreign Currencies

Foreign currencies have been translated into Canadian funds using the temporal method, as follows:

i)	monetary items - at the rate of exchange prevailing as at the consolidated balance sheet date;
ii)	non-monetary items - at the historical rate of exchange; and
iii)	deferred exploration and administration costs - at the average during the period in which the transaction occurred.

Gains and losses arising on currency translation are included in the Consolidated Statements of Operations and Deficit.

Asset Retirement Obligations

The Company has adopted the CICA’s new Handbook Section 3110 “asset retirement obligations”, which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated normal future value.

The Company’s other accounting policies are discussed in detail in its Annual Consolidated Financial Statements; however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(i)

mineral property valuations - management uses its best estimate in recording any mineral property value based on the results of any exploration conducted, prevailing market conditions, similar transactions and factors such as stability of the country in which the asset is located; and

(ii)

contingent liabilities – management evaluates any claims against the Company and provides for those claims, where necessary, based on information available to it, including in some instances, legal advice.

Changes in Accounting Policies

There have been no changes in accounting policies during the three month period ended June 30, 2005.

Management’s Responsibility and Oversight

The disclosures and information contained in this report have been prepared by the management of the Company. Management has implemented and maintained a system of controls and procedures to ensure the timeliness and accuracy of information disclosed herein.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Bryce Roxburgh, Chief Executive Officer of Exeter Resource Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Exeter Resource Corporation, (the “Issuer”) for the interim period ending June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: August 26, 2005

“Bryce Roxburgh”

Bryce Roxburgh

Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Cecil Bond, Chief Financial Officer of Exeter Resource Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Exeter Resource Corporation, (the “Issuer”) for the interim period ending June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: August 26, 2005

“Cecil Bond”

Cecil Bond

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date August 29, 2005

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director